SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For  the fiscal year ended December 31, 2001.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from __________ to __________.


                         Commission file number 1-3122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            The Covanta Energy Americas, Inc. The Power Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Covanta Energy Corporation
                                  40 Lane Road
                               Fairfield, NJ 07007

    Covanta Energy Americas,
    Inc. The Power Savings Plan


    Independent Auditors' Report

    Financial Statements
    As of December 31, 2001 and 2000
    and for the Year Ended December 31, 2001
    Supplemental Schedule
    December 31, 2001

COVANTA ENERGY AMERICAS, INC. THE POWER SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2001 and 2000                                             2

   Statement of Changes in Net Assets Available for Benefits for
     the Year Ended December 31, 2001                                       3

   Notes to Financial Statements                                           4-7

SUPPLEMENTAL SCHEDULE-

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
     Held at End of Year as of December 31, 2001                             8

INDEPENDENT AUDITORS' REPORT


Covanta Energy Americas, Inc.
The Power Savings Plan

We have audited the accompanying statements of net assets available for benefits of Covanta Energy Americas, Inc. The Power Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
July 10, 2002

COVANTA ENERGY AMERICAS, INC. THE POWER SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                        2001            2000

ASSETS:
    Investments (Note 3)                            $ 10,123,077    $ 10,227,273
                                                     -----------     -----------

    Receivables:
        Participant contributions                         38,693          35,129
        Employer contributions                             8,528           7,959
                                                     -----------     -----------

           Total receivables                              47,221          43,088
                                                     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                    $10,170,298     $10,270,361
                                                     ===========     ===========


See notes to financial statements.

COVANTA ENERGY AMERICAS, INC. THE POWER SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


ADDITIONS:
  Additions to net assets attributed to-
      Interest and dividends                                       $ 292,996

   Contributions:
      Participants                                                   859,738
      Employer                                                       531,097
      Rollover                                                        43,229
                                                                 -----------

                 Total additions                                   1,727,060
                                                                 -----------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments (Note 3)        (1,506,474)
    Benefits paid to participants                                   (300,657)
    Administrative expenses                                          (19,992)
                                                                 -----------

                 Total deductions                                 (1,827,123)
                                                                 -----------

NET DECREASE IN NET ASSETS
     AVAILABLE FOR BENEFITS                                         (100,063)

NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR                                             10,270,361
                                                                 -----------

    END OF YEAR                                                  $10,170,298
                                                                 ===========


See notes to financial statements.

COVANTA ENERGY AMERICAS, INC. THE POWER SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

       The following description of the Covanta Energy Americas, Inc. The Power Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information of the Plan's provisions.

       General - The Plan is a defined contribution plan covering substantially all employees of Covanta Energy Americas, Inc. ("CEA" or "Plan Sponsor") and its subsidiaries (collectively "the Company"). The Plan was amended, effective January 1, 2002, to exclude from participation any employee who is eligible to participate in the newly adopted Covanta Energy Savings Plan. In addition, no participant who is eligible to participate in the Covanta Energy Savings Plan is permitted to make an employee contribution or rollover contribution to the Plan and no employer contribution can be made with respect to participants who are eligible to participate in the Covanta Energy Savings Plan. The Company intends to move existing account balances into the Covanta Energy Savings Plan. The accounts of employees covered by a collective bargaining agreement will not be transferred. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Effective February 1, 2000, all of the assets and outstanding loans of the Plan were transferred from Fidelity Management Trust Company (the "Prior Trustee") to T. Rowe Price Trust Company (the "Trustee"). The Company determined that it would be in the best interests of the Company and the Plan, for the assets and outstanding loans to be held by a separate trustee from the Prior Trustee.

       CEA is a wholly owned subsidiary of Covanta Energy Corporation ("Covanta"), which has announced a financial restructuring plan resulting from its comprehensive review of strategic alternatives. As the first element of that plan, on April 1, 2002, Covanta and 123 of its domestic subsidiaries (the "Debtors"), which include CEA, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The Debtors are currently operating their businesses as debtors in possession pursuant to the Bankruptcy Code. The Debtors' dependence upon, among other things, confirmation of a plan of reorganization, their ability to comply with the terms of their debtor in possession financing facility, and their ability to generate sufficient cash flows from operations, asset sales and financing arrangements to meet their obligations, raise substantial doubt about their ability and that of the Company to continue as going concerns. The Debtors' debtor in possession financing facility includes provisions enabling Covanta and its subsidiaries, including the Company, to obtain funding for making employer matching contributions to the Plan.

       As a result of publicly disclosed information concerning Covanta and uncertainty of future rules and regulations which may apply to the Plan's investment in Covanta's common stock, the Investment Committee determined that it was in the best interest of the Plan and its participants to discontinue the Covanta Stock Fund as an investment option under the Plan effective March 18, 2002. Additionally, the Plan was amended to allow Plan participants to maintain their investment in the Covanta Stock Fund or, at their discretion, redirect their investment to another investment fund offered under the Plan. On May 16, 2002, the Securities and Exchange Commission granted the application of the New York Stock Exchange, Inc. (the "NYSE") for removal of Covanta's common stock from listing and registration on the NYSE. The removal of such stock became effective at the opening of the trading session on May 17, 2002.

       Administration of the Plan - Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of the Company and serve as fiduciaries of the Plan. The Administrative Committee has responsibility for administering the Plan and interpretation of the Plan.

       The Company's Investment Committee has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

       Eligibility - Generally all employees of the Company who have attained age twenty-one and have completed six months of credited service were eligible to participate in the Plan. Qualified employees may enroll in the Plan only at the beginning of the Plan year and the first day of each month thereafter.

       Participant Contributions - A participant may contribute up to 15% of his or her eligible compensation to the Plan on a pretax basis. For 2001, participant pre-tax contribution could not each exceed $10,500, in accordance with Internal Revenue Service ("IRS") Regulations.

       Employer Contributions - The Company matches 50% of a participant's pretax contributions with a maximum match equal to 6% of eligible compensation. Matching contributions are made on a biweekly basis. The Company may also make an annual discretionary profit-sharing contribution. The matching and profit sharing contributions follow the participants directed contributions into the various investment options offered by the Plan. There were no profit sharing contributions made in 2001.

       Participant Rollover - Participants may make rollover contributions from other qualified employee benefit plans specified by the Internal Revenue Code (the "Code").

       Vesting - Participants are immediately vested in their voluntary contributions and matching Company contributions and earnings thereon. Participants hired on or after January 1, 2000 become vested in their employer discretionary contributions at 20% per year beginning with one year of service as defined in the Plan, with 100% vesting after five years of service. Participants hired before January 1, 2000 are 100% vested in their employer discretionary contributions.

       Payment of Benefits - Upon termination of service resulting from retirement, permanent disability, death, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the vested value of his or her account, or annual installments over a period not exceeding five years.

       Forfeitures - Forfeiture amounts were used to reduce employer contributions to the Plan. At December 31, 2001 and 2000, forfeitures of no vested accounts totaled $2,392 and $9,857, respectively.

       Hardship Withdrawals - In certain hardship situations, as defined by the Plan, a participant can withdraw all or part of his or her vested pretax contributions account while still actively employed. Employer matching and discretionary contributions are not eligible for hardship withdrawals.

       In-Service Withdrawals - A participant who has attained the age of 59 1/2 is permitted to withdraw upon request all or any portion of the account.

       Participant Loans - Participant loans are recorded at the face amount of the loans made to plan participants. Loans to participants, which comprise the Loan Fund, are reported at cost, which approximates fair value. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the excess (if any) of the highest outstanding loan balance from the Plan to Participant for the past twelve months, over, the outstanding balance of loans from the Plan to participant on the date such loan is made or 50% of their vested account balance. Loan transactions are treated as a transfer from/to the investment fund to/from the Participant Loan Fund. The loans have up to 5-year terms (10 years for the purchase of a principal residence) and are secured by the balance in the participant's account. The loans bear interest at one percent over the prime rate (6.0% to 10.5% at December 31, 2001) and are repaid ratably through payroll withholdings.

       Participant Accounts - Each participant's account is credited with the participant's contributions, the Company's matching contributions, and allocations of investment income and any Company discretionary contributions. Allocations of earnings are based on participant account balances. Allocations of discretionary contributions are based on eligible compensation.

       All contributions are allocated based on percentage elections made by each participant among the various mutual funds.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting - The accounting and reporting policies followed in the preparation of the financial statements of the Plan are in conformity with accounting principles generally accepted in the United States of America.

       Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at outstanding principle balance due for loans taken from individual accounts, which approximates fair value. Purchase and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

       Amounts for securities that have no quoted market prices represent estimated fair value. The approximate value of the Covanta Stock Fund is the quoted market price of Covanta's common stock.

       The T. Rowe Price Stable Value Common Trust Fund ("Stable Value Fund") which invests in benefit-responsive investments contracts is valued at contract value (cost plus accrued interest), which approximates fair value.

       Administrative Expenses - Substantially all costs of administering the Plan are paid by the Company as stated in the Plan document. Certain mutual funds include direct investment management expenses that are paid by the Plan.

       Payment of Benefits - Benefits to participants are recorded when paid.

       Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

       Risks and Uncertainties - The Plan provides for various investment options (Note 3). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

       Accounting for Derivative Instruments - The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires entities, including employee benefit plans, to recognize all derivatives as either assets or liabilities in the statement of net assets available for benefits and to measure those instruments at fair value. Effective January 1, 2001, the Plan adopted this statement. The adoption of SFAS No. 133 had no impact on the financial statements of the Plan for the year ended December 31, 2001.

3.   INVESTMENTS

       The following is a summary of the Plan's investments held by the Trustee at December 31, 2001 and 2000 that represent 5% or more of the Plan's net assets:

                                                          2001          2000
       Investments at fair value:
         *Fidelity Magellan Fund                       $1,955,680    $ 2,184,012
         *T. Rowe Price Balanced Fund                     687,837        701,400
         *T. Rowe Price Blue Chip Growth Fund           2,477,119      3,008,190
         *T. Rowe Price New Horizons Fund                 604,595        625,729
         *T. Rowe Price U.S. Treasury Money Fund          865,716        561,891
         *T. Rowe Price Equity Income Fund              1,195,926      1,026,749
         *T. Rowe Price Spectrum Income Fund              568,620        609,336
         *Loan Fund                                       900,541        884,241

         *Permitted party-in-interest

         During 2001, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $1,506,474 as follows:

          Fidelity Magellan Fund                                  $ (263,028)
         *T. Rowe Price International Stock Fund                      (6,197)
         *T. Rowe Price Equity Income Fund                           (43,433)
         *Covanta Stock Fund                                        (613,150)
         *T. Rowe Price Balanced Fund                                (60,323)
         *T. Rowe Price New Horizons Fund                            (41,629)
         *T. Rowe Price Spectrum Income Fund                         (10,014)
         *T. Rowe Price Blue Chip Growth Fund                       (403,107)
         *T. Rowe Price Equity Index 500 Fund                        (19,740)
         *T. Rowe Price Small-Cap Value Fund                           7,334
         *T. Rowe Price Science & Technology Fund                    (55,445)
         *T. Rowe Price Mid-Cap Growth Fund                            2,258
                                                                ------------

                                                                $ (1,506,474)
                                                                ============

         *Permitted party-in-interest

4.   INVESTMENT CONTRACTS

       The Stable Value Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. Investment contracts in the Stable Value Fund are fully benefit-responsive and are recorded at their fair values. Generally, fair value approximates contract value contributions made plus interest accrued at the contract rates less withdrawals and fees. If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than the contract value. The crediting interest rates at December 31, 2001 for the various investment contracts ranged from 4.85% to 7.83%. The average yield of the Stable Value Fund for the year ended December 31, 2001 was 5.42%.

5. FEDERAL INCOME TAX STATUS

       The Plan Sponsor adopted a no standardized prototype plan which received an IRS opinion letter dated August 24, 1993, and the IRS has determined and informed the Company by letter dated January 20, 1998 that the Plan, as adopted, and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   PLAN AMENDMENT AND TERMINATION

       The Board or the Administrative Committee may amend the Plan at any time. No such amendment, however, may have the effect of diverting to the Company any part of the Plan for any purpose other than for the exclusive benefit of the participants. Likewise, an amendment may not reduce the interest of any participant in the Plan accrued prior to such amendment. The Board or the Administrative Committee may, however, make such amendments to the extent required to conform the Plan to ERISA or to maintain the continued qualified status of the Plan under the Code.

       CEA expects to continue the Plan indefinitely, but reserves the right to suspend contributions or to modify or terminate the Plan at any time. Upon termination of the Plan or discontinuance of contributions thereunder, the interest of each participant is fully vested and nonforfeitable.

7.   PARTY-IN-INTEREST TRANSACTION

       The Covanta Stock Fund invested in Covanta common stock which was traded on the New York Stock Exchange (see Note 1).

       The Plan invests in certain mutual funds managed by the Trustee and the Prior Trustee.

       Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Company, are paid by the Plan.

       These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory administrative exemptions from the Code's and ERISA's rules on prohibited transactions.

                                     ******

COVANTA ENERGY AMERICAS, INC. THE POWER SAVINGS PLAN


FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001
--------------------------------------------------------------------------------


                                                Description          Number of         Market
              Identity of Issue                of Investment        Shares/Units       Value

MUTUAL FUNDS AND GUARANTEED
 INVESTMENT CONTRACTS ("GIC"):
  *T. Rowe Price Equity Income Fund              Mutual Fund           50,568       $ 1,195,926
  *Stable Value Fund                             GIC                  187,965           187,965
   Fidelity Magellan Fund                        Mutual Fund           18,765         1,955,680
  *T. Rowe Price International Stock Fund        Mutual Fund            2,312            25,407
  *T. Rowe Price Balanced Fund                   Mutual Fund           39,327           687,837
  *T. Rowe Price Spectrum Income Fund            Mutual Fund           53,643           568,620
  *T. Rowe Price Blue Chip Growth Fund           Mutual Fund           85,506         2,477,119
  *T. Rowe Price Equity Index 500 Fund           Mutual Fund            4,933           152,125
  *T. Rowe Price Small Cap Value Fund            Mutual Fund            5,096           115,475
  *T. Rowe Price New Horizons Fund               Mutual Fund           26,717           604,595
  *T. Rowe Price Science & Technology Fund       Mutual Fund            4,241            88,712
  *T. Rowe Price Mid-Cap Growth Fund             Mutual Fund            1,308            51,554

COMMON STOCKS -
  *Covanta Stock Fund                            Common Stock          54,382           245,805

MONEY FUNDS -
  *T. Rowe Price U.S. Treasury Money Fund        Money Fund           865,716           865,716


PARTICIPANT LOANS -
  *Notes receivable from participants (with
   interest from 6.0% to 10.5%; maturity
   from March 2002 to August 2007)               Participant Loans      N/A             900,541
                                                                                    -----------

TOTAL                                                                               $10,123,077
                                                                                    ===========

*Permitted party-in-interest.

Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer The Covanta Energy Americas, Inc. The Power Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     The Covanta Energy Americas, Inc. The Power
                                     Savings Plan


Date:  July 15, 2002                 By: /s/ Louis M. Walters
       -------------------------     -------------------------------------------
                                     Louis M. Walters
                                     Member of The Covanta Energy Americas, Inc.
                                     The Power Savings Plan Administrative
                                     Committee

                                  EXHIBIT INDEX


Exhibit Number           Description of Exhibit
---------------------    -------------------------------------------------------

23.1                     Consent of Independent Auditors